EXHIBIT 99f


                            KINROSS GOLD CORPORATION
                             MATERIAL CHANGE REPORT




Item 1.   Reporting Issuer

The reporting issuer filing this material change report is Kinross Gold Corporation ("Kinross").

Item 2.   Date of Material Change

February 4 and February 5, 2002.

Item 3.   Press Release

Press release was issued by Kinross in Toronto on February 4 and February 5, 2002 with respect to the material changes and filed via SEDAR.

Item 4.   Summary of Material Change

On February 4, 2002 the Corporation announced it has advised Kinam Gold Inc. that it is considering a potential tender offer to acquire the shares from the non-affiliated holders of the Kinam Preferred shares. On February 5, 2002 the Corporation announced that due to the continuing uncertainties associated with the political and economic situation in Zimbabwe, the Corporation has determined to write off its investment in the Blanket mine.

Item 5.   Full Description of Material Change

On February 4, 2002 the Corporation announced today that it has informed Kinam Gold Inc. ("Kinam"; Amex-KGC.pr.B) that it is considering a cash tender offer of $16.00 per share for the 894,600 shares of Kinam's $3.75 Series B Convertible Preferred Shares not already owned by Kinross. Kinross currently owns all of the common shares of Kinam and 945,400 of the 1,840,000 issued and outstanding Kinam preferred shares. Commencement of the formal tender offer is subject to a number of conditions, including the completion of a financing by Kinross announced on January 22, 2002, which Kinross anticipates will be completed by February 12, 2002, and a determination by the Board of Directors of both Kinross and Kinam that the offer is fair to the non-affiliated holders of the preferred shares. There can be no assurance that these conditions will be met or that the tender offer will be made by Kinross. The formal offer, if made, will be subject to such terms and conditions as may be set forth in the tender offer documents.

Kinross has not made a final determination to proceed with the tender offer. securities offered in the Kinross financing have not and will not be registered under the United States Securities Act of 1933, as amended and may not be sold in the United States absent registration or an applicable exemption from the registration requirements. Holders of the $3.75 Series B preferred stock are advised to read the Tender Offer Statement if and when it becomes available because it will contain important information. if a tender offer is commenced by Kinross, investors will be able to obtain copies of the tender offer statement and other filed documents for free at the Securities and Exchange Commission's website at www.sec.gov. Holders of $3.75 Series B Preferred Stock will also be able to obtain the Tender Offer Statement, letter of transmittal, and other offering documents for free from Knross at the Scotia Plaza, 52nd Floor, 40 King Street West, Toronto, Ontario M5H 3Y2 Canada, Attn: Shelley Riley, Telephone Number (416) 365-5198.

On February 5, 2002 Kinross  announced that due to the continuing  uncertainties
associated  with  the  political  and  economic   situation  in  Zimbabwe,   the
Corporation has determined to write off its $11.8 million investment in the




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Blanket mine, effective as of the court quarter of 2001. The Corporation intends to continue to operate the Blanket mine so long as conditions permit.

Item 6. Reliance on Section 75(3) of the Securities Act (Ontario) and analogous securities legislation of each of the other provinces of Canada.

N/A

Item 7.   Omitted Information

N/A

Item 8.   Senior Officer

         Ms. Shelley M. Riley
         Corporate Secretary
         Telephone: (416) 365-5198
         Facsimile: (416) 365-0237

Item 9.  Statement of Senior Officer

          The foregoing accurately discloses the material change referred to herein.

          DATED at Toronto this 5th day of February, 2002.

                                             KINROSS GOLD CORPORATION


                                             PER:   Shelley M. Riley/
                                                    -----------------
                                                    Shelley M. Riley
                                                    Corporate Secretary